                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                                MAREX.COM, INC.
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                                (Name of Issuer)


                       Common Stock, par value $.01 share
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                         (Title of Class of Securities)


                                  566536 10 8
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                                 (CUSIP Number)


                                John A. Fischer
                       150 South Fifth Street, Suite 2910
                          Minneapolis, Minnesota 55402
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               December 31, 2001
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule
     13d-7 for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))
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CUSIP NO. 566536 10 8             13D                          PAGE 2 OF 5 PAGES
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)

    MARSHALL MAREX L.P./41-1964768
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
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3   SEC USE ONLY


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4   SOURCE OF FUNDS (See Instructions)

    N/A
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]


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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    STATE OF DELAWARE
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                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%
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14   TYPE OF REPORTING PERSON (See Instructions)

     LP
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

CUSIP NO. 566536 10 8             13D                          PAGE 3 OF 5 PAGES
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)

    MARSHALL FINANCIAL GROUP, INC./41-1624808
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    N/A
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]


--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    STATE OF MINNESOTA
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                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     CO
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CUSIP NO. 566536 10 8             13D                          PAGE 4 OF 5 PAGES
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Item 4.  Purpose of Transaction.

         On or about December 31, 2001, the 384,614 shares of Marex.com, Inc. (the "Issuer") Common Stock (the "Shares") beneficially owned by Marshall Marex L.P. ("MMLP") were distributed to MMLP's limited partners, who are now, individually, the beneficial owners of the Shares. Immediately thereafter, Marshall Financial Group, Inc., the general partner and a limited partner of MMLP, disposed of all of the Shares distributed to it.

         MMLP and its general partner, Marshall Financial Group, Inc., have no present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.


Item 5.  Interest in Securities of Issuer

         (a) MMLP acquired beneficial ownership of the Shares pursuant to the terms of a Securities Purchase Agreement, dated as of March 2, 2000, by and between the Issuer, MMLP and other purchasers named therein (a copy of which Agreement was filed with MMLP's Schedule 13D on May 9, 2000), in which MMLP purchased 50,000 shares of the Issuer's Series A1 Convertible Preferred Stock, $.01 par value (the "Preferred Shares"). MMLP used contributions from its partners to purchase the Preferred Shares which were immediately convertible into 384,614 shares of Common Stock. The shares of Common Stock underlying the Preferred Shares were registered on the Issuer's Registration Statement on Form S-3 (SEC File No. 333-36276) on May 4, 2000.

         (e) On or about December 31, 2001, MMLP ceased to be the beneficial owner of more than five percent of the Issuer's Common Stock.


Item 7.  Material to be Filed as Exhibits.

         NONE


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CUSIP NO. 566536 10 8             13D                          PAGE 5 OF 5 PAGES
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                                    Signature

           After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   January 23, 2002.
                                       MARSHALL MAREX L.P.

                                       BY:  MARSHALL FINANCIAL GROUP, INC.


                                       By /s/ John A. Fischer
                                          --------------------------------------
                                          John A. Fischer
                                          Executive Vice President



                                       MARSHALL FINANCIAL GROUP, INC.,
                                         as General Partner of Marshall
                                         Marex L.P.


                                       By /s/ John A. Fischer
                                          --------------------------------------
                                          John A. Fischer
                                          Executive Vice President